Filed Pursuant to Rule 433

Registration No. 333-289928

Final Term Sheet

February 18, 2026

VERIZON COMMUNICATIONS INC.

£600,000,000 5.7427% Fixed-to-Fixed Rate Junior Subordinated Notes due 2056

Issuer:	Verizon Communications Inc. (“Verizon”)

LEI:	2S72QS2UO2OESLG6Y829

Title of Securities:	£600,000,000 5.7427% Fixed-to-Fixed Rate Junior Subordinated Notes due 2056 (the “Subordinated Notes”)

Format:	SEC-Registered

Trade Date:	February 18, 2026

Settlement Date (T+3):	February 23, 2026

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB- / BBB

Maturity Date:	August 15, 2056

Interest Payment Dates:	Subject to Verizon’s right to optionally defer interest payments, annually in arrears on each August 15, commencing August 15, 2026 (short first coupon)

Reset Dates:	August 15, 2032 (the “First Reset Date”) and each fifth anniversary thereof

First Step-Up Date:	August 15, 2037

Second Step-Up Date:	August 15, 2052

Initial Margin:	1.707%

Interest Rate:	(i) from, and including, the original issuance date to, but excluding, the First Reset Date, at a rate of 5.7427% per year;

(ii) from, and including, the First Reset Date to, but excluding, the First Step-Up Date, at a rate per year equal to the Benchmark Gilt Rate plus the Initial Margin;

(iii) during each Reset Period, from, and including, the First Step-Up Date to, but excluding, the Second Step-Up Date, at a rate per year equal to the applicable Benchmark Gilt Rate plus the Initial Margin plus 0.25%; and

(iv) during each Reset Period from, and including, the Second Step-Up Date, at a rate per year equal to the applicable Benchmark Gilt Rate plus the Initial Margin plus 1.00%; provided that the interest rate during any Reset Period will not reset below zero

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Business Day:	A day other than a Saturday or Sunday that is not a day when commercial banks in the City of New York or London are authorized or obligated by law, regulation or executive order to close for business

Replacement Intention:	Intentional replacement language subject to customary exemptions, as described under “Description of the Junior Subordinated Notes—Redemption—Replacement Intention” in the Preliminary Prospectus Supplement

Aggregate Principal Amount Offered:	£600,000,000

Public Offering Price:	100.000% plus accrued interest, if any, from February 23, 2026

Pricing Benchmark:	UKT 4.250% due June 7, 2032

Pricing Benchmark Yield:	3.963%

Re-offer Spread vs. Pricing Benchmark:	170.7 basis points

Re-offer Yield (semi-annual):	5.670%

Re-offer Yield (annual):	5.750%

Underwriting Discount:	65.0 basis points

Proceeds to Verizon (before expenses):	99.350%

Use of Proceeds:	For general corporate purposes, which may include, depending on market and other conditions, the repayment of outstanding indebtedness

Denominations:	Minimum denominations of £100,000 and integral multiples of £1,000 in excess of £100,000

Optional Deferral of Interest:	Up to 10 consecutive years per deferral

Optional Redemption:	Par Call: In whole, but not in part, (i) on any day during the period commencing on and including May 17, 2032 (the date that is 90 days prior to the First Reset Date) (the “First Par Call Date”) and ending on and including the First Reset Date (such period, the “First Par Call Period”), and (ii) on any interest payment date after the First Reset Date (any such date, together with each date in the First Par Call Period, a “Par Call Date”), in each case at 100% of the principal amount, plus any accrued and unpaid interest thereon (including, for the avoidance of doubt, any arrears of interest, including additional interest, outstanding on the date of redemption (such arrears of interest, “Additional Interest”))

Make-Whole Call: On any day other than Par Call Date, in whole, but not in part, at a price equal to the greater of (i) 100% of principal amount of the Subordinated Notes; or (ii) sum of present values of the remaining scheduled payments of principal and interest on the Subordinated Notes (exclusive of such interest accrued to the date of redemption and any Additional Interest), assuming for such purpose that the Subordinated Notes matured on the next succeeding Par Call Date, discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the Comparable Government Bond Rate plus 30 basis points

Call for Tax Deductibility Event or Rating Agency Event:	In whole, but not in part, at (i) 101% of the principal amount, if the redemption date is prior to the First Par Call Date, or (ii) 100% of the principal amount, if the redemption date is on or after the First Par Call Date, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date (including, for the avoidance of doubt, any Additional Interest)

Call for Tax Withholding Event:	In whole, but not in part, at 100% of the principal amount, plus any accrued and unpaid interest thereon (including, for the avoidance of doubt, any Additional Interest)

Substantial Repurchase Event:	In whole, but not in part, at 100% of the principal amount, plus any accrued and unpaid interest thereon to, but excluding, the redemption date (including, for the avoidance of doubt, any Additional Interest), if prior to the redemption date Verizon has repurchased Subordinated Notes equal to or in excess of 75% of the initial aggregate principal amount

Events of Default; Remedies:	Will contain customary payment, covenant and insolvency events of default. The Trustee and the holders of the Subordinated Notes may not accelerate the maturity of the Subordinated Notes upon the occurrence of any covenant event of default. However, if a payment or insolvency-related event of default occurs, the Trustee and the holders of at least 25% of the outstanding principal amount of Subordinated Notes may declare the entire principal of, and any accrued and unpaid interest on (including, for the avoidance of doubt, any Additional Interest), all the Subordinated Notes to be due and payable immediately. Subject to certain conditions, the holders of a majority of the outstanding principal amount of the Subordinated Notes can rescind such declaration. See “Description of the Junior Subordinated Notes—Events of Default” in the Preliminary Prospectus Supplement

Ranking:	The Subordinated Notes will be subordinate and junior in right of payment, to the extent and in the manner set forth in the indenture, to all of Verizon’s senior indebtedness. The Subordinated Notes will rank pari passu to Verizon’s euro junior subordinated notes (if and when issued), all outstanding junior subordinated notes of Verizon and to any future unsecured subordinated indebtedness that Verizon may incur from time to time if the terms of such indebtedness provide that it ranks equally with the Subordinated Notes in right of payment. See “Description of the Junior Subordinated Notes—Ranking” in the Preliminary Prospectus Supplement

CUSIP:	92343V HL1

ISIN:	XS3305143888

Common Code:	330514388

Listing:	Verizon intends to apply to list the Subordinated Notes on the New York Stock Exchange (the “NYSE”). Trading in the Subordinated Notes on the NYSE is expected to begin within 30 days after the original issue, but the listing application is subject to review by the NYSE. Verizon has no obligation to maintain such listing and may delist the Subordinated Notes at any time

Clearing:	Euroclear and Clearstream

Governing Law:	State of New York

Stabilization:	FCA/ICMA

Allocation	Principal Amount of Subordinated Notes
Barclays Bank PLC	£85,000,000
Merrill Lynch International	85,000,000
Citigroup Global Markets Limited	85,000,000
Mizuho International plc	85,000,000
RBC Europe Limited	85,000,000
Banco Santander, S.A.	85,000,000
HSBC Bank Plc	18,000,000
PNC Capital Markets LLC	18,000,000
Scotiabank (Ireland) Designated Activity Company	18,000,000
Truist Securities, Inc.	18,000,000
U.S. Bancorp Investments, Inc.	18,000,000

Total	£600,000,000

Reference Document:	Preliminary Prospectus Supplement, subject to completion, dated February 18, 2026 (“Preliminary Prospectus Supplement”); Prospectus dated August 29, 2025. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Bank PLC at +1-888-603-5847, Merrill Lynch International at +1 (800) 294-1322, Citigroup Global Markets Limited at +1 (800) 831-9146, Mizuho International plc at +44 20-7248-3920, RBC Europe Limited at +1-866-375-6829 and Banco Santander at +34-91-257-2029, or by contacting the issuer at:

Investor Relations

Verizon Communications Inc.

One Verizon Way

Basking Ridge, New Jersey 07920

Telephone: 1-212-395-1525

Internet Site: www.verizon.com/about/investors

The information contained on or accessible through Verizon’s corporate website or any other website that it may maintain is not incorporated by reference herein.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Subordinated Notes prior to the business day before the settlement date will be required, by virtue of the fact that the Subordinated Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

No key information document (“KID”) required by Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) for offering, selling or distributing the Subordinated Notes or otherwise making them available to retail investors in the European Economic Area (“EEA”) has been prepared as the Subordinated Notes will not be made available to any retail investor in the EEA.

No KID required by Regulation (EU) No 1286/2014 as it forms part of domestic law of the United Kingdom (“UK”) by virtue of the European Union (Withdrawal) Act 2018, as amended (“EUWA”) (the “UK PRIIPs Regulation”) for offering, selling or distributing the Subordinated Notes or otherwise making them available to retail investors in the UK has been prepared as the Subordinated Notes will not be made available to any retail investor in the UK.

Manufacturer target market (MiFID II/UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.